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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF      SEPTEMBER     , 20 04
                 -------------------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                               PERUSAHAAN PERSEROAN (PERSERO)
                                               PT TELEKOMUNIKASI INDONESIA
                                               ---------------------------------
                                                          (REGISTRANT)


DATE    SEPTEMBER 27, 2004                     BY      /s/ Rochiman Sukarno
     ------------------------                     ------------------------------
                                                            (SIGNATURE)

                                                         ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

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                                 PRESS RELEASE
                           No.TEL.709 /PR000/UHI/2004


          TELKOM'S ADR RATIO TO CHANGE IN CONNECTION WITH STOCK SPLIT


JAKARTA, SEPTEMBER 27, 2004 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") today announced that in connection with its stock split, the Company will effect a change of ratio of its American Depositary Shares ("ADSs"), from one ADS representing 20 Series B common shares, par value Rp.500 per share, to one ADS representing 40 Series B common shares, par value Rp.250 per share. The stock split was approved at the Company's Annual General Meeting of Shareholders on July 30, 2004, and will result in each Series B common share of the Company, par value Rp.500 per share, being split into two Series B common shares, par value Rp.250, and the one Series A share, par value Rp.500 per share being split into one Series A share and one Series B common share, each par value Rp.250. The ADS ratio change will be effected on October 1, 2004, following the stock split of the Company's shares and the distribution of the new Series B common shares, par value Rp.250 per share, into the central custodian accounts of shareholders of record on October 1, 2004 in Indonesia.




ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP     : 62-21-5215109
FAX      : 62-21-5220500
E-MAIL   : INVESTOR@TELKOM.CO.ID
WEBSITE  : WWW.TELKOM.CO.ID